UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:	
☐	Preliminary Proxy Statement
☐	CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☒	Soliciting Material Under Rule 14a-12

PEPCO HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):	
☒	**No fee required.**
☐	**Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.**
	(1) Title of each class of securities to which transaction applies:
	(2) Aggregate number of securities to which transaction applies:
	(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
	(4) Proposed maximum aggregate value of transaction:
	(5) Total fee paid:
☐	**Fee paid previously with preliminary materials.**
☐	**Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.**
	(1) Amount Previously Paid:
	(2) Form, Schedule or Registration Statement No.:
	(3) Filing Party:
	(4) Date Filed:

Filed by Pepco Holdings, Inc.
Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Pepco Holdings, Inc.
Commission File No.: 001-31403

The following is a transcript of Pepco Holdings, Inc.'s Earnings Conference Call, which was held on May 7, 2014, commencing at 10:00 a.m., Eastern Time, and the replay of which was first made available on Pepco Holdings, Inc.'s Internet site on May 7, 2014.

CORPORATE PARTICIPANTS

Donna Kinzel Pepco Holdings, Inc. - VP & Treasurer

Joe Rigby Pepco Holdings, Inc. - Chairman, President & CEO

Fred Boyle Pepco Holdings, Inc. - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Matt Davis Credit Suisse - Analyst

Charles Fishman Morningstar - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. And welcome to the first quarter 2014 Pepco Holdings Incorporated earnings conference call. My name is Denise, and I'll be the operator for today. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session.

(Operator Instructions)

As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to Donna Kinzel, Vice President and Treasurer. Please proceed.

Donna Kinzel - Pepco Holdings, Inc. - VP & Treasurer

Thank you, Denise. And good morning, ladies and gentlemen. Welcome to the Pepco Holdings first quarter 2014 earnings conference call.

The primary speakers on today's call are Joe Rigby, Chairman, President and Chief Executive Officer; and Fred Boyle, Senior Vice President and Chief Financial Officer. On today's call, we will be referring to slides which are available on the Investor Relations section of our website.

Before Joe begins, let me remind you that some of the comments made during today's conference call may be considered forward-looking statements. As such, they should be taken in the context of the risks and uncertainties discussed in the Safe Harbor disclosures contained in our Securities and Exchange Commission filings and found on slide 2 of our presentation.

Please note that today's call will include a discussion of our results, excluding certain items that we feel are not representative of the Company's ongoing business operations. These items and the associated financial impact are described in our earnings release dated today. The earnings release can be found on our website at www.PepcoHoldings.com/investors.

Joe?

Joe Rigby - Pepco Holdings, Inc. - Chairman, President & CEO

Thanks, Donna. Good morning, ladies and gentlemen. And thank you for joining us today.

As we had reported on April 29, a definitive merger agreement was signed between Pepco Holdings and Exelon Corporation. The merger will create the leading mid-Atlantic electric and gas utility, serving 10 million customers, with a rate base of approximately $26 billion.

As part of the transaction, Exelon has committed to continuing investing in our infrastructure to build on the significant improvements in system reliability, customer service, and outage restoration, already achieved by our three utilities. The merger requires the approval of our stockholders; the Department of Justice; and regulators, including the Federal Energy Regulatory Commission and the Public Service Commissions in each of our four jurisdictions. The transaction is expected to close in the second or third quarter of 2015.

On today's call, we will focus on a review of Pepco Holdings' first quarter results. As seen on slide 3, for the three months ended March 31, 2014, the GAAP earnings from continuing operations were $75 million, as compared to a net loss of $111 million in the first quarter of 2013.

Excluding items that we feel are not representative of our ongoing business operations, adjusted earnings for the continuing operations for the three months ended March 31, 2013 would have been $56 million. The most significant driver of the 34% increase in adjusted earnings, quarter over quarter, was higher electric distribution revenue resulting from higher rates driven by increased infrastructure investment. Lower operation and maintenance expense and higher weather-related sales in our service territories that do not have revenue decoupled from sales, also contributed to the increase in earnings for the quarter.

The impact of favorable income tax adjustments in 2013 and higher depreciation expense partially offset the earnings increase, quarter over quarter. The increase in earnings for the first quarter of 2014 reflects the impact of investments we have made, resulting in a more resilient electric system throughout our service territories.

Later in the call, Fred will address the financial results in more detail. But first, I'll address some topics of interest. Last month, power delivery modified its capital expenditures forecast for the years 2014 through 2018 to include $157 million of expenditures for three additional transmission projects, as seen on slide 4.

The first initiative is a $40 million project to improve physical security at various substations throughout our jurisdictions. This project is expected to be completed in 2015.

The second project consists of construction of a new 230kV tie between Pepco and Dominion Virginia Power. PHI's portion of the project consists of modifications to the existing substation where the cable terminates and is estimated to cost over $75 million. The project will take four years to complete.

The third addition involves the expansion of an existing substation caused by the retirement of the Deepwater Generating Plant in New Jersey, with estimated expenditures of over $40 million. We expect to complete that project in 2017. The costs associated with each of these initiatives will be recovered in formula rates.

In addition, the $1 billion District of Columbia undergrounding legislation became law on May 3. Cost recovery will be through a customer surcharge. Funding for the project will be divided evenly between Pepco and the District of Columbia.

Public Service Commission approval of the financing and surcharge applications associated with the legislation is expected in the fourth quarter of this year. Pepco estimates minimal expenditures in 2014, approximately $50 million in 2015, and $75 million for each of the years 2016 through 2018. The passage of this legislation represents a collaborative effort by the District of Columbia government officials, Public Service Commission, the Office of People's Council, community members, and Pepco.

Slides 5 through 8 provide the details of the two recent electric distribution rate case decisions and the two pending electric distribution base rate cases. On April 2, the Public Service Commission approved a $15.1 million annual increase in Delmarva Power's electric distribution base rates, based on a 9.7% return on equity. The new rates were effective on May 1.

As permitted by Delaware law, Delmarva Power implemented interim rate increases of $2.5 million on June 1 and $25.1 million on October 22 of last year. The excess amount collected will be returned to customers.

On March 26, the District of Columbia Public Service Commission approved a $23.4 million increase in Pepco's electric distribution base rates, based on a 9.4% return on equity. The new rates were effective on April 16.

On March 14, Atlantic City Electric filed an electric distribution base rate case in New Jersey. The filing seeks approval of an annual rate increase of $61.7 million, based on a requested return on equity of 10.25%. An order establishing a procedural schedule is expected mid-month.

Pepco's current electric distribution base rate case pending in Maryland, seeks approval of an annual increase of $37.4 million, based on a return on equity of 10.25%. Hearings concluded on April 29, and a decision is expected in the third quarter.

Under the merger agreement, we will continue to pursue the conclusion of pending regulatory matters but will not be filing additional electric or gas distribution base rate cases in our jurisdictions without Exelon's consent.

Now turning to slide 9 and Pepco Energy Services. For the three months ended March 31, PES signed $17 million in energy efficiency contracts and $32 million in underground transmission construction contracts, as compared to $1 million and $11 million of contracts, respectively, in the first quarter of 2013.

The ESCO market continues to show signs of recovery, while the underground transmission construction market remains strong, driven by utility infrastructure and reliability spending, with significant bidding activity, many projects in progress, and a healthy pipeline of prospective projects. PES continues to expect to generate after-tax earnings of between $6 million and $8 million, in 2014.

And at this point, let me turn it over to Fred Boyle.

Fred Boyle - Pepco Holdings, Inc. - SVP & CFO

Good morning, and thank you for joining us. I'll recap our earnings, address our performance by operating segment, and then open the call to your questions.

As shown on slide 10, GAAP earnings from continuing operations for the first quarter of 2014 were $0.30 per share, compared to a net loss of $0.47 per share for the first quarter of 2013. The 2013 period includes interest associated with the change in assessment of corporate tax benefits, related to the former cross-border energy lease investments and charges related to evaluation allowance on certain deferred tax assets. Excluding these items, our first quarter 2013 adjusted earnings from continuing operations would have been $0.24 per share.

A summary of the drivers of our financial results for the quarter can be found on slide 11. Power Delivery earnings were $0.31 per share for the three months ended March 31, compared to $0.24 per share for the same period in 2013. Higher distribution revenue, primarily due to higher rates driven by increased investment in utility infrastructure, increased earnings by $0.06 per share. And lower operation and maintenance expense increased earnings by $0.04 per share. The lower O&M was largely due to the winter weather in the first quarter of this year impacting the timing of planned system maintenance. We expect these activities will take place throughout the remainder of the year.

Higher weather-related sales in our service territories that do not have revenue decoupled from sales increased earnings by $0.03 per share, with heating degree days up 13% in the 2014 quarter. Items that decreased earnings per share, quarter over quarter, were favorable income tax adjustments of $0.05 per share in 2013 that did not recur in 2014, and higher depreciation and amortization expense of $0.03 per share, associated primarily with increased plant investment and regulatory assets, partially offset by lower depreciation rates.

At our Analyst Conference in March, we provided a forecast of total 2014 Power Delivery O&M expense. Although the timing of some of the projected expenditures was impacted by weather in the first quarter, we continue to expect that 2014 O&M expense will be within the range of $890 million to $910 million.

Pepco Energy Services earnings per share were break-even for the first quarter of 2014, as compared to $0.01 per share for the same period in 2013. The decrease in earnings was driven by lower underground transmission and distribution construction activity, due to the impact of the winter weather in the first quarter of this year.

In Corporate and Other, which consists of unallocated corporate costs and the remaining PCI investments not related to the cross-border energy leases, the net loss was $0.01 per share for both periods, given the adjustment for the 2013 quarter I discussed earlier.

Now I'll turn to some topics of interest for 2014. On March 18, Pepco issued $400 million of first mortgage bonds, which bear interest at an annual fixed rate of 3.6% and are due on March 15, 2024. Pepco used a portion of the net proceeds to repay in full at maturity $175 million of 4.65% first mortgage bonds, due April 15. The balance of the proceeds was used to repay commercial paper.

Turning to slide 12, we reaffirm our 2014 earnings guidance range from continuing operations of $1.12 to $1.27 per share. The guidance range assumes normal weather conditions and excludes the results of discontinued operations; the impact of any special, unusual, or extraordinary items; the effects of adopting any new accounting standards or changes in tax law; the impairment of assets; and any merger or integration costs associated with the planned merger with Exelon.

Now, let me turn it back to Joe Rigby for some closing remarks.

Joe Rigby - Pepco Holdings, Inc. - Chairman, President & CEO

Thanks, Fred. I'm pleased with the first quarter results. As we move forward in the approval process of the merger with Exelon, we will remain focused on our strategy of investing in infrastructure to achieve operational excellence and exceed customer expectations.

And with that, we would like to open the call to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question comes from Dan Eggers with Credit Suisse.

Please proceed.

Matt Davis - Credit Suisse - Analyst

Good morning. It is actually Matt Davis.

Just a quick question. The 10-Q says -- and you have said on the call -- that you can't file any additional rate cases without the consent of Exelon. However, on the call last week, Exelon stated that the merger was predicated on Pepco's current business plan as was laid out during the Analyst Day.

So should we assume that are you still going to go ahead with the three remaining rate cases that were originally planned for this year?

Fred Boyle - Pepco Holdings, Inc. - SVP & CFO

This is Fred.

At this time, we do not plan to file any new cases. We plan to continue to pursue the pending cases that are currently filed.

Matt Davis - Credit Suisse - Analyst

Okay.

And just a clarification. How come the DC undergrounding CapEx is not currently in the formal CapEx plan? Is it just the regulatory approval that's holding that back?

Fred Boyle - Pepco Holdings, Inc. - SVP & CFO

That's right.

We are waiting on that, and then we will add that in to our CapEx plan.

Matt Davis - Credit Suisse - Analyst

Okay. Thank you very much.

Operator

Our next question comes from Charles Fishman with Morningstar.

Please proceed.

Charles Fishman - Morningstar - Analyst

Hello. Actually, Matt asked my one question. But I did have another one.

I don't recall on your joint conference call on April 30, there's no reopener or go-shop period in this agreement, is there?

Fred Boyle - Pepco Holdings, Inc. - SVP & CFO

No, there's not.

Charles Fishman - Morningstar - Analyst

That's what I thought. Okay. That was it. Thank you.

Operator

We have no further questions.

I would now turn the call back over to management for closing remarks. Please proceed.

Joe Rigby - Pepco Holdings, Inc. - Chairman, President & CEO

Thanks, Operator.

And again, thank you for joining us, and we wish everyone a good day. Take care.

Operator

This concludes today's conference. You may now disconnect. Have a great day.

*****

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as "may," "might," "will," "should," "could," "anticipate," "estimate," "expect," "predict," "project," "future", "potential," "intend," "seek to," "plan," "assume," "believe," "target," "forecast," "goal," "objective," "continue" or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of PHI and its utility subsidiaries. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) PHI may be unable to obtain shareholder approval required for the merger; (2) PHI or Exelon may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of PHI could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies' expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of PHI and its utility subsidiaries may suffer as a result of uncertainty surrounding the merger; (10) PHI and its utility subsidiaries may not realize the values expected to be obtained for properties expected or required to be sold; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect PHI and its utility subsidiaries; and (12) PHI and its utility subsidiaries may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Discussions of some of these other important factors and assumptions are contained in PHI's filings with the Securities and Exchange Commission (SEC), and available at the SEC's website at www.sec.gov, including PHI's 2013 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data. These risks as well as other risks associated with the proposed merger will be more fully discussed in the proxy statement that PHI intends to file with the SEC and mail to its stockholders in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. PHI does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication. New factors emerge from time to time, and it is not possible for PHI to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on PHI's or its utility subsidiaries' businesses (either individually or collectively) or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any specific factors that may be provided should not be construed as exhaustive.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval. PHI intends to file with the SEC and mail to its stockholders a proxy statement in connection with the proposed merger transaction. PHI URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PHI and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of PHI's proxy statement (when it becomes available) may be obtained free of charge from Pepco Holdings, Inc., Corporate Secretary, 701 Ninth Street, N.W., Room 1300, Washington, D.C. 20068. Investors and security holders may also read and copy any reports, statements and other information filed by PHI with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, PHI, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC on April 2, 2014 in connection with its 2014 annual meeting of stockholders, and information regarding PHI's directors and executive officers is available in its proxy statement filed with the SEC on March 25, 2014 in connection with its 2014 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.